 Exhibit 4.32

HSH Nordbank AG, D-20079 Hamburg	Hamburg, March 1, 2010

Confidential Mr. Michael Bodouroglou Paragon Shipping Inc. 15, Karamanli Avenue 16673 Voula, Athens GREECE
Your Relationship Manager
Loukas Lagaras
loukas.lagaras @hsh-nordbank.com
Phone
+30 210 4295 302

Your Credit Analyst
Natalia Verwega
Natalia.verwega@hsh-nordbank.corn
Phone / Fax
+49 40 3333-13141/-6 13141

Dear Michael,

USD 51,500,000 Credit Facility to Paragon Shipping Inc. (the "Borrower", the "Facility") to partly finance the purchase price of the MV "Friendly Seas" (the "Collateral Vessel")

Loan Agreement dated July 31, 2008 as amended and supplemented by a First Supplemental Agreement dated April 3, 2009 (together the "Loan Agreement")

HSH Letter dated February 11, 2010 (the "Waiver Letter") - Revised Terms and Conditions

We refer to your letter dated September 22, 2009 and our Waiver Letter regarding your latest waiver request concerning the Security Cover and Financial Covenants contained in the Loan Agreement (the "Waiver Request") as well as our follow up e-mail correspondence and your letter dated February 25, 2010. Kindly find below the revised terms and conditions for your waiver request.

We are pleased to inform you that we are prepared to waive (subject to the provisions and alterations following below) the clauses 15.1, 12.4 (a) and 12.4 (c) of the Loan Agreement for the period from January 4, 2010 to and incl. January 1, 2011 and provide certain relaxation of the relevant clauses for the period from January 2, 2011 to and incl. January 1, 2012 (altogether: the 'Waiver Period"). Thereafter the terms of the existing provisions in the Loan Agreement (if not permanently altered) will apply again. More specifically, the amendments in the relevant clauses will be as follows:

a)
The Asset Cover Ratio will be fully waived until January 1, 2011- For the period from January 2, 2011 to and incl. January 1, 2012 it will be readjusted to at least 100%, and thereafter to at least 126%. Any cash collateral amounts (pledged to HSH Nordbank) should be taken into consideration for the calculation of the relevant ratio according to clause 15.1 of the Loan Agreement.

Sheet 1 by 3
HSH Nordbank AG		Head Offices: Hamburg, Kiel Trade Register:
Gerhart-Hauptmann-Platz 50 20095 Hamburg. Germany Phone +49 40 3333-0 Fax +49 40 3333-34001	Martensdamm 6 24103 Kiel, Germany Phone +49 431 900-01 Fax +49 431 900-34002	Amtsgericht Hamburg HRB 87366 Amtsgericht Kiel HRB 6127 KI Bank Code: 210 500 00 VAT ID: DE 813 725 193	Chairman of the Supervisory Board: Hilmar Kopper Board: Prof, Dr. Dirk Jens Nonnenmacher (Chairman), Dr. Martin van Gemmeren, Constantin von Oesterreich, Bernhard Visker

Paragon Shipping Inc.	Hamburg, March 1, 2010

b)	The Market Value Adjusted Net Worth will be fully waived until January 1, 2012 and thereafter reduced to at least USD 120,000,000 for the remaining tenor of the Facility.

c)	The Leverage Ratio will be fully waived until January 1, 2012 and reinstated at 0.70:1.00 thereafter.

The granting of the above mentioned waiver structure is subject to the following conditions:

1.
Fair treatment of HSH Nordbank compared to other lenders, i.e. other financial transactions shall not be prepaid or additional collaterals shall not be provided to other lenders without HSH Nordbank participating in such prepayment or provision of collateral proportionately to its share in all the Borrower's financial transaction liabilities; furthermore, no restructuring of other financial transactions in a way which would disadvantage HSH Nordbank;

2.	Waiver fee of USD 75,000 (flat), payable at the closing of amendment documentation;

3.	Minimum Liquidity kept on the Debt Service Reserve Account to remain at USD 750,000 throughout the period of the Facility;

4.	Provision of quarterly follow-up reports of any developments in relation to the Collateral Vessel and the financial situation of the Borrower (including details of all existing credit facilities),

5.
A deposit of nine (9) months debt service (i.e. three (3) scheduled quarterly repayment instalments plus interest payable during the consecutive 9-months period) to remain in the pledged Debt Service Reserve Account held with HSH Nordbank AG as cash collateral.

6.
Annual dividend payment shall be restricted for the Waiver Period (i.e. referring to the dividends declared/ paid in respect of the net income generated in the period from January/, 2010 to and incl. December 31, 2011) to max. USD 1.00 per share per annum (with maximum quarterly payout of USD 0.25 per share), whereby the total amount to be distributed shall not exceed 70% of the net income of the preceding financial quarter. The maximum dividend amount subject to the above terms will be calculated on the amount of the outstanding shares as of December 31, 2009 (i.e. approx 51,190,033). No dividend will be announced or paid during the Waiver Period without the previous written consent from HSH Nordbank.

7.
Any charter renegotiation shall constitute an Event of Default as long as the new charter rate is not sufficient to cover all cash obligations of the Collateral Vessel (including but not limited to operating, maintenance expenses and full debt service); see clauses 14.13/19.1 (c) of the Loan Agreement.

Sheet 2 by 3
HSH Nordbank AG		Head Offices: Hamburg, Kiel Trade Register:
Gerhart-Hauptmann-Platz 50 20095 Hamburg. Germany Phone +49 40 3333-0 Fax +49 40 3333-34001	Martensdamm 6 24103 Kiel, Germany Phone +49 431 900-01 Fax +49 431 900-34002	Amtsgericht Hamburg HRB 87366 Amtsgericht Kiel HRB 6127 KI Bank Code: 210 500 00 VAT ID: DE 813 725 193	Chairman of the Supervisory Board: Hilmar Kopper Board: Prof, Dr. Dirk Jens Nonnenmacher (Chairman), Dr. Martin van Gemmeren, Constantin von Oesterreich, Bernhard Visker

Paragon Shipping Inc.	Hamburg, March 1, 2010

8.	The Applicable Margin will be readjusted to:

Alternative 1:  2.50% p.a., which shall be paid retrospectively commencing on January 1, 2010 until the Margin Review Date as defined in the Loan Agreement (i.e. August 5, 2011), or

Alternative 2:  2.75% p.a., which shall be paid retrospectively commencing on January 1, 2010 until the end of the Waiver Period as defined above (i.e. January 1, 2012).

All other provisions of the Loan Agreement remain legally binding and unchanged.

Please note that all legal costs and expenses incurred by this waiver and the amendment documentation will be at cost of the Borrower.

Kindly choose one of the above Alternatives in respect of the Applicable Margin and confirm your acceptance by countersigning this letter below until March 5, 2010. We will mandate our legal representatives with the amendment of the loan documentation accordingly.

Yours sincerely

HSH Nordbank AG

Bjørn Kaufmann	Jörn Ohlsen

We herewith confirm our acceptance of your conditions selecting the relevant Alternative

Alternative 1 ☑	Alternative2 ☐

Date	For and on behalf of Paragon Shipping Inc.

Date	For and on behalf of Paloma Marine S.A.

SK 25744 0001 1176527

Sheet 3 by 3
HSH Nordbank AG		Head Offices: Hamburg, Kiel Trade Register:
Gerhart-Hauptmann-Platz 50 20095 Hamburg. Germany Phone +49 40 3333-0 Fax +49 40 3333-34001	Martensdamm 6 24103 Kiel, Germany Phone +49 431 900-01 Fax +49 431 900-34002	Amtsgericht Hamburg HRB 87366 Amtsgericht Kiel HRB 6127 KI Bank Code: 210 500 00 VAT ID: DE 813 725 193	Chairman of the Supervisory Board: Hilmar Kopper Board: Prof, Dr. Dirk Jens Nonnenmacher (Chairman), Dr. Martin van Gemmeren, Constantin von Oesterreich, Bernhard Visker